

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2011

Via E-mail

Mr. Kevin A. Hall
President and Chief Operating Officer
LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, NV 89120

> **Re: LiveDeal, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2010**
> **Filed January 7, 2011**
> **Form 10-Q for the Quarterly Period ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 001-33937**

Dear Mr. Hall:

We have reviewed your letter dated April 7, 2011, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 17, 2011.

Form 10-K for the Fiscal Year ended September 30, 2010

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 35

1.   We note your response to prior comment 2. It remains unclear to us how you concluded that collection is reasonably assured when you have recognized a large allowance for doubtful accounts. We note in your response that you explain your policy to record allowances as well as the reasons for the allowance. However, we continue to note your

allowance for doubtful accounts is significant to your accounts receivable balance as well as to your revenue in terms of percentage for each quarter presented in your response. Please explain in further detail how you determined that the collectability of your accounts receivable is reasonably assured in order to book revenue when services are rendered, rather than when cash is collected.

Form 10-Q for the Quarterly Period ended March 31, 2011

Item 4. Controls and Procedures

Changes in Internal Controls Over Financial Reporting, page 23

2.   We note your disclosure that there were no changes during the fiscal quarter ended December 31, 2010. However, this form is for the quarter ended March 31, 2011. Please confirm that there were no changes to your internal controls over financial reporting for the quarter ended March 31, 2011. In addition, please ensure your future filings contain the correct period.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief